

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Dan Xie
Chief Financial Officer
UTStarcom Holdings Corporation
4th Floor, South Wing, 368 Liuhe Road
Binjiang District, Hangzhou 310052
The People's Republic of China

Re: UTStarcom Holdings Corporation
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-35216

Dear Dan Xie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Lan Lou